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                           UNITED STATES                   OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION       OMB Number: 3235-0058
                      WASHINGTON, DC 20549             Expires: January 31, 2002
                                                       Estimated average burden
                           FORM 12B-25                 Hours per response...2.50

                   NOTIFICATION OF LATE FILING             SEC FILE NUMBER
                                                               0-14577

                                                            CUSIP NUMBER
                                                             36473U 20 4

  (Check One)
  / / Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   / / Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended: October 30, 1999
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
                                 ----------------------------------------------


    Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

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                                    PART I.
                             REGISTRANT INFORMATION

Full name of registrant Gantos, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
                                                         ----------------------
1266 E. Main Street, Fifth Floor
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City, state and zip code  Stamford, Connecticut 06902
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                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  |  (a)  The reasons described in reasonable detail in Part III of this form
  |       could not be eliminated without unreasonable effort or expense;
  |
  |  (b)  The subject annual report, semi-annual report, transition report on
  |       Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will
X |       be filed on or before the 15th calendar day following the prescribed
  |       due date; or the subject quarterly report or transition report on Form
  |       10-Q,10-QSB, or portion thereof will be filed on or before the fifth
  |       calendar day following the prescribed due date; and
  |
  |  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
  |       has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     At least in part because of the Company's financial condition and in part because of the consolidation of most of the Company's financial staff in Stamford, Connecticut, several members of the Company's financial staff resigned during the third quarter of fiscal 1999, including its general ledger manager. During November and early December, the Company's remaining accounting staff was involved in preparing information in connection with the Company's Loan and Security Agreement, dated November 18, 1998, and various audits relating to that loan agreement, and in preparing budgets and projections relating to that loan
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agreement, in addition to its preparation of the quarterly financial statements and analysis for the October 30, 1999 Form 10-Q. In addition, in July 1999, the Company appointed Deloitte & Touche LLP as its new independent public accountants to audit and report on the Company's financial statements for the year ending January 29, 2000. Despite these factors, the Quarterly Report on Form 10-Q is expected to be filed within five days.


                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

    Bob Baker                           (616)                    940-8720
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /X/ Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /X/ Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The response to this item is incorporated by reference to Part I to the Gantos, Inc. Quarterly Report on Form 10-Q for the Quarter ended October 30, 1999, expected to be filed with the Securities and Exchange Commission on December 17, 1999.

                              Gantos, Inc.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  December 16, 1998  By   /s/  ARLENE H. STERN
    --------------------   ----------------------------------------------------
                                   Arlene H. Stern
                                   Its: President

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.